Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2025	As at March 31, 2026
				Convenience translation into
				U.S. Dollar in millions
				(unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	325,014	387,399	4,129
Intangible assets	6	27,450	29,176	311
Property, plant and equipment	4	80,684	81,787	872
Right-of-Use assets	5	25,598	28,287	301
Financial assets
Derivative assets	18	^	—	—
Investments	8	26,458	28,053	299
Trade receivables		299	349	4
Unbilled receivables		—	7,433	79
Other financial assets	11	4,664	6,259	67
Investments accounted for using the equity method		1,327	2,126	23
Deferred tax assets		2,561	5,242	56
Non-current tax assets		7,230	7,787	83
Other non-current assets	12	7,460	9,010	96

Total non-current assets		508,745	592,908	6,320

Inventories	9	694	517	6
Financial assets
Derivative assets	18	1,820	888	9
Investments	8	411,474	437,680	4,665
Cash and cash equivalents	10	121,974	105,555	1,125
Trade receivables		117,745	135,901	1,448
Unbilled receivables		64,280	76,823	819
Other financial assets	11	8,448	10,245	109
Contract assets		15,795	14,819	158
Current tax assets		6,417	10,762	115
Other current assets	12	29,128	33,164	353

Total current assets		777,775	826,354	8,807

TOTAL ASSETS		1,286,520	1,419,262	15,127

EQUITY
Share capital		20,944	20,977	224
Share premium		2,628	6,158	66
Retained earnings		716,477	735,057	7,834
Share-based payment reserve		6,985	7,920	84
Special Economic Zone Re-investment reserve		27,778	25,966	277
Other components of equity		53,497	89,290	952

Equity attributable to the equity holders of the Company		828,309	885,368	9,437
Non-controlling interests		2,138	2,509	27

TOTAL EQUITY		830,447	887,877	9,464

LIABILITIES
Financial liabilities
Loans and borrowings	13	63,954	1,962	21
Lease liabilities		22,193	26,327	281
Accrued expenses	14	—	4,394	47
Other financial liabilities	15	7,793	6,743	72
Deferred tax liabilities		16,443	17,266	184
Non-current tax liabilities		42,024	48,195	514
Other non-current liabilities	16	17,119	23,042	246
Provisions	17	294	224	2

Total non-current liabilities		169,820	128,153	1,367

Financial liabilities
Loans, borrowings and bank overdrafts	13	97,863	165,912	1,768
Lease liabilities		8,025	8,709	92
Derivative liabilities	18	968	10,978	117
Trade payables and accrued expenses	14	88,252	94,924	1,012
Other financial liabilities	15	3,878	11,357	120
Contract liabilities		20,063	25,434	271
Current tax liabilities		34,481	49,621	529
Other current liabilities	16	31,086	34,801	371
Provisions	17	1,637	1,496	16

Total current liabilities		286,253	403,232	4,296

TOTAL LIABILITIES		456,073	531,385	5,663

TOTAL EQUITY AND LIABILITIES		1,286,520	1,419,262	15,127

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
April 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2025	2026	2026	2025	2026	2026
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	21	225,042	242,363	2,583	890,884	926,240	9,871
Cost of revenues	22	(155,525)	(171,914)	(1,832)	(617,802)	(656,192)	(6,993)

Gross profit		69,517	70,449	751	273,082	270,048	2,878

Selling and marketing expenses	22	(15,065)	(14,003)	(149)	(64,378)	(59,216)	(631)
General and administrative expenses	22	(15,589)	(14,808)	(158)	(57,465)	(61,434)	(655)
Foreign exchange gains/(losses), net	24	224	325	3	32	1,853	20

Results from operating activities		39,087	41,963	447	151,271	151,251	1,612

Finance expenses	23	(3,767)	(3,701)	(39)	(14,770)	(14,577)	(156)
Finance and other income	24	11,819	8,387	89	38,202	36,491	389
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method		291	27	^	254	257	3

Profit before tax		47,430	46,676	497	174,957	173,422	1,848
Income tax expense	20	(11,549)	(11,460)	(122)	(42,777)	(40,767)	(434)

Profit for the period		35,881	35,216	375	132,180	132,655	1,414

Profit attributable to:
Equity holders of the Company		35,696	35,018	373	131,354	131,974	1,407
Non-controlling interests		185	198	2	826	681	7

Profit for the period		35,881	35,216	375	132,180	132,655	1,414

Earnings per equity share:	25
Attributable to equity holders of the Company
Basic		3.41	3.34	0.04	12.56	12.60	0.13
Diluted		3.39	3.33	0.04	12.52	12.56	0.13

Weighted average number of equity shares used in computing earnings per equity share
Basic		10,462,328,534	10,479,105,556	10,479,105,556	10,456,741,552	10,476,247,846	10,476,247,846
Diluted		10,490,716,219	10,504,875,601	10,504,875,601	10,488,939,392	10,503,422,936	10,503,422,936

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Chairman (DIN: 02983899)	Director (DIN: 00009627)	Chief Executive Officer and Managing Director (DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
April 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2025	2026	2026	2025	2026	2026
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	35,881	35,216	375	132,180	132,655	1,414

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	124	363	4	274	132	1
Net change in fair value of investment in equity instruments measured at fair value through OCI	(2,943)	(963)	(10)	(3,476)	(1,448)	(15)

	(2,819)	(600)	(6)	(3,202)	(1,316)	(14)

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	1,762	21,655	231	7,331	46,643	497
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	(55)	—	—	(41)	—	—
Net change in time value of option contracts designated as cash flow hedges, net of taxes	(94)	132	1	(189)	55	1
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	335	(719)	(8)	146	(1,234)	(13)
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	810	(3,682)	(39)	(745)	(6,015)	(64)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	352	(1,622)	(17)	963	(2,094)	(23)

	3,110	15,764	168	7,465	37,355	398

Total other comprehensive income, net of taxes	291	15,164	162	4,263	36,039	384

Total comprehensive income for the period	36,172	50,380	537	136,443	168,694	1,798

Total comprehensive income attributable to:
Equity holders of the Company	36,005	50,037	533	135,595	167,767	1,788
Non-controlling interests	167	343	4	848	927	10

	36,172	50,380	537	136,443	168,694	1,798

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director (DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
April 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re- investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the year
Profit for the year	—	—	—	131,354	—	—	—	—	—	131,354	826	132,180
Other comprehensive income	—	—	—	—	—	—	7,253	(788)	(2,224)	4,241	22	4,263

Total comprehensive income for the year	—	—	—	131,354	—	—	7,253	(788)	(2,224)	135,595	848	136,443

Issue of equity shares on exercise of options	13,628,596	27	4,950	—	(4,950)	—	—	—	—	27	—	27

Bonus issue of equity shares (4)	5,233,369,207	10,467	(5,613)	(3,193)	—	—	—	—	(1,661)	—	—	—

Dividend	—	—	—	(62,750)	—	—	—	—	—	(62,750)	—	(62,750)
Transfer from Other components of equity (2)	—	—	—	5,754	—	—	—	—	(5,754)	—	—	—
Transfer of shares pertaining to Non-controlling interests of subsidiary	—	—	—	25	—	—	(14)	—	(8)	3	(3)	—
Compensation cost related to employee share-based payment	—	—	—	—	5,551	—	—	—	—	5,551	—	5,551
Transferred from Special Economic Zone Re-investment reserve	—	—	—	14,351	—	(14,351)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	(47)	(47)

Other transactions for the year	5,246,997,803	10,494	(663)	(45,813)	601	(14,351)	(14)	—	(7,423)	(57,169)	(50)	(57,219)

As at March 31, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447

(1)	Includes 11,905,480 treasury shares held as at March 31, 2025 by a controlled trust.
(2)	Refer to Note 19
(3)	Refer to Note 18
(4)	Refer to Note 30

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re- investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
As at April 1, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447
Comprehensive income for the year
Profit for the year	—	—	—	131,974	—	—	—	—	—	131,974	681	132,655
Other comprehensive income	—	—	—	—	—	—	46,377	(7,194)	(3,390)	35,793	246	36,039

Total comprehensive income for the year	—	—	—	131,974	—	—	46,377	(7,194)	(3,390)	167,767	927	168,694

Issue of equity shares on exercise of options	16,276,409	33	3,530	—	(3,530)	—	—	—	—	33	—	33
Dividend (4)	—	—	—	(115,206)	—	—	—	—	—	(115,206)	(569)	(115,775)
Compensation cost related to employee share-based payment	—	—	—	—	4,465	—	—	—	—	4,465	—	4,465
Transferred from Special Economic Zone Re-investment reserve	—	—	—	1,812	—	(1,812)	—	—	—	—	—	—
Others	—	—	—	—	—	—	(5)	5	—	—	13	13

Other transactions for the year	16,276,409	33	3,530	(113,394)	935	(1,812)	(5)	5	—	(110,708)	(556)	(111,264)

As at March 31, 2026	10,488,412,458	20,977	6,158	735,057	7,920	25,966	100,872	(7,399)	(4,183)	885,368	2,509	887,877

Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)		224	66	7,834	84	277	1,075	(79)	(44)	9,437	27	9,464

(1)	Includes 11,905,480 treasury shares held as at March 31, 2026 by a controlled trust.
(2)	Refer to Note 19
(3)	Refer to Note 18
(4)	Refer to Note 32

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director (DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
April 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2025	2026	2026
			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the year	132,180	132,655	1,414
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(606)	(393)	(4)
Depreciation, amortization and impairment expense	29,579	29,107	310
Unrealized exchange (gain)/loss, net	(623)	2,168	23
Share-based compensation expense	5,551	4,465	48
Share of net (profit)/loss of associate and joint venture accounted for using equity method	(254)	(257)	(3)
Income tax expense	42,777	40,767	434
Finance and other income, net of finance expenses	(23,432)	(21,914)	(234)
Change in fair value of contingent consideration	(169)	49	1
Lifetime expected credit loss	324	2,838	30
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	1,894	(11,442)	(122)
(Increase)/Decrease in unbilled receivables and contract assets	(1,331)	(14,498)	(154)
(Increase)/Decrease in Inventories	213	184	2
(Increase)/Decrease in other financial assets and other assets	6,609	(205)	(2)
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	548	8,482	90
Increase/(Decrease) in contract liabilities	2,341	3,555	38

Cash generated from operating activities before taxes	195,601	175,561	1,871
Income taxes paid, net	(26,175)	(26,245)	(280)

Net cash generated from operating activities	169,426	149,316	1,591

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(14,737)	(15,603)	(166)
Proceeds from disposal of property, plant and equipment	1,822	758	8
Investment in associate	—	(352)	(4)
Payment for purchase of investments	(801,582)	(837,806)	(8,929)
Proceeds from sale of investments	706,520	816,732	8,704
Payment for business acquisitions including deposits and escrow, net of cash acquired	(964)	(26,033)	(277)
Repayment of security deposit for property, plant and equipment	(300)	—	—
Interest received	26,212	28,878	308
Dividend received	2,299	3	^

Net cash generated from/(used in) investing activities	(80,730)	(33,423)	(356)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	27	33	^
Repayment of loans and borrowings	(177,672)	(259,841)	(2,769)
Proceeds from loans and borrowings	195,595	253,089	2,697
Payment of lease liabilities	(10,474)	(11,561)	(123)
Payment for contingent consideration	—	(648)	(7)
Payment of deferred consideration on business combination	—	(221)	(2)
Interest and finance expenses paid	(8,689)	(6,336)	(67)
Payment of dividend	(62,750)	(115,206)	(1,228)
Payment of dividend to Non-controlling interest holders	—	(569)	(6)

Net cash generated from/(used) in financing activities	(63,963)	(141,260)	(1,505)

Net increase in cash and cash equivalents during the year	24,733	(25,367)	(270)
Effect of exchange rate changes on cash and cash equivalents	290	8,948	95
Cash and cash equivalents at the beginning of the year	96,951	121,974	1,300

Cash and cash equivalents at the end of the year (Refer to Note 10)	121,974	105,555	1,125

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director (DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
April 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a leading information technology services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. From GenAI and cloud computing to data, from silicon chip design to blockchain, our consultants, analysts, designers, and engineers work on solutions that unlock our clients’ boldest ambitions.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on April 16, 2026.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

The interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2025. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for new accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2025.

The assets which are expected to be realized within a period of twelve months from the end of reporting period are classified as current assets. Similarly, the liabilities which are expected to be settled within a period of twelve months from the end of reporting period are classified as current liabilities. All other assets and liabilities are classified as non-current.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian Rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months and year ended March 31, 2026, have been translated into United States Dollars at the certified foreign exchange rate of U.S.$1 = ₹ 93.83 as published by Federal Reserve Board of Governors on March 31, 2026. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed-price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2025, for a discussion of the Company’s other material accounting policy information except for new accounting standards, amendments and interpretations adopted by the Company effective on or after April 1, 2025.

i.	New amendment adopted by the Company effective from April 1, 2025:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 did not have any material impact on the interim condensed consolidated financial statements.

ii.	New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2025 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted.

The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before settlement date. The classification of financial asset with ESG linked features has been clarified through additional guidance on the assessment of contingent features. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified as fair value through OCI. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent electricity

The International Accounting Standards Board (IASB) has published amendments to IFRS 9 and IFRS 7 titled Contracts Referencing Nature-dependent Electricity. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipments (1)		Furniture and fixtures		Office equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		—		6,215		10,623		3,143		943		10		20,934
Additions through Business combinations		—		—		9		—		—		—		9
Disposals		(6)		(680)		(13,668)		(1,803)		(793)		(9)		(16,959)
Translation adjustment		4		(3)		77		3		(1)		(1)		79

As at March 31, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		1,662		11,050		2,229		623		4		15,568
Disposals		—		(410)		(13,189)		(1,526)		(730)		(8)		(15,863)
Translation adjustment		—		(30)		49		(1)		(4)		(1)		13

As at March 31, 2025	₹	—	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283

Net carrying value as at March 31, 2025	₹	4,373	₹	39,559	₹	26,095	₹	6,587	₹	1,842	₹	17	₹	78,473

Capital work-in-progress													₹	2,211

Net carrying value including Capital work-in-progress as at March 31, 2025													₹	80,684

Gross carrying value:
As at April 1, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756
Additions		—		923		9,253		1,795		737		3		12,711
Additions through Business combination (Refer to Note 7)		—		131		109		22		99		1		362
Disposals		—		(821)		(14,979)		(1,449)		(720)		(2)		(17,971)
Translation adjustment		31		440		3,182		270		147		1		4,071

As at March 31, 2026	₹	4,404	₹	53,229	₹	97,119	₹	20,214	₹	7,926	₹	37	₹	182,929

Accumulated depreciation/ impairment:
As at April 1, 2025	₹	—	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283
Depreciation and impairment		—		1,848		9,669		2,387		686		5		14,595
Disposals		—		(695)		(14,730)		(1,245)		(697)		(1)		(17,368)
Translation adjustment		—		211		2,670		197		116		1		3,195

As at March 31, 2026	₹	—	₹	14,361	₹	71,068	₹	14,328	₹	5,926	₹	22	₹	105,705

Net carrying value as at March 31, 2026	₹	4,404	₹	38,868	₹	26,051	₹	5,886	₹	2,000	₹	15	₹	77,224

Capital work-in-progress (2)													₹	4,563

Net carrying value including Capital work-in-progress as at March 31, 2026													₹	81,787

(1)	Including net carrying value of computer equipment and software amounting to ₹ 16,003 and ₹ 16,719 as at March 31, 2025 and March 31, 2026, respectively.

(2)	Including capital advance of ₹ 15 and Capital work-in-progress of ₹ 6 on account of additions through business combination. (Refer to Note 7)

5. Right-of-Use assets

	Category of Right-of-Use assets
	Land		Buildings		Plant and equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		10,822		3,735		228		14,785
Disposals		(221)		(4,389)		(632)		(354)		(5,596)
Translation adjustment		—		152		100		17		269

As at March 31, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		21		5,362		539		180		6,102
Disposals		(13)		(3,776)		(303)		(319)		(4,411)
Translation adjustment		—		81		34		9		124

As at March 31, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747

Net carrying value as at March 31, 2025	₹	1,016	₹	20,134	₹	4,089	₹	359	₹	25,598

Gross carrying value:
As at April 1, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345
Additions		—		7,697		—		233		7,930
Additions through Business combination (Refer to Note 7)		—		1,062		—		—		1,062
Disposals		—		(5,385)		(959)		(204)		(6,548)
Translation adjustment		—		2,062		593		135		2,790

As at March 31, 2026	₹	1,122	₹	40,474	₹	5,079	₹	904	₹	47,579

Accumulated depreciation:
As at April 1, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747
Depreciation		19		5,611		875		220		6,725
Disposals		—		(4,421)		(936)		(156)		(5,513)
Translation adjustment		—		1,054		207		72		1,333

As at March 31, 2026	₹	125	₹	17,148	₹	1,502	₹	517	₹	19,292

Net carrying value as at March 31, 2026	₹	997	₹	23,326	₹	3,577	₹	387	₹	28,287

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	As at
	March 31, 2025		March 31, 2026
Balance at the beginning of the year	₹	316,002	₹	325,014
Acquisition through Business combinations (Refer to Note 7)		1,324		24,772
Translation adjustment		7,688		37,613

Balance at the end of the year	₹	325,014	₹	387,399

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing- related		Total
Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Acquisition through Business combination		1,896		—		1,896
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		994		268		1,262

As at March 31, 2025	₹	42,461	₹	9,722	₹	52,183

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		6,327		1,582		7,909
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		443		104		547

As at March 31, 2025	₹	20,950	₹	3,783	₹	24,733

Net carrying value as at March 31, 2025	₹	21,511	₹	5,939	₹	27,450

Gross carrying value:
As at April 1, 2025	₹	42,461	₹	9,722	₹	52,183
Acquisition through Business combination (Refer to Note 7)		5,644		1,109		6,753
Deductions/adjustments		(4,420)		—		(4,420)
Translation adjustment		4,387		1,122		5,509

As at March 31, 2026	₹	48,072	₹	11,953	₹	60,025

Accumulated amortization/ impairment:
As at April 1, 2025	₹	20,950	₹	3,783	₹	24,733
Amortization and impairment (1)		6,599		1,188		7,787
Deductions/adjustments		(4,420)		—		(4,420)
Translation adjustment		2,252		497		2,749

As at March 31, 2026	₹	25,381	₹	5,468	₹	30,849

Net carrying value as at March 31, 2026	₹	22,691	₹	6,485	₹	29,176

(1)

During the year ended March 31, 2025 and 2026, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 1,155 and ₹ 851 for the year ended March 31, 2025 and 2026 respectively, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

a)

During the year ended March 31, 2026, the Company has completed a business combination by acquiring 100% equity interest in Digital Transformation Solutions (DTS) business unit of HARMAN, a Samsung company, a global provider of Engineering, Research & Development (ER&D) services and Information Technology (IT) services. The acquisition was consummated on December 1, 2025, for total cash consideration of ₹ 34,044.

Description	Harman
Net assets	₹	2,996
Fair value of property, plant and equipment		383
Fair value of right-of-use assets		1,062
Fair value of customer-related intangibles		5,644
Fair value of marketing-related intangibles		1,109
Deferred tax liabilities on intangible assets		(1,915)

Total identifiable assets	₹	9,279
Goodwill		24,765

Total purchase price	₹	34,044

Net Assets include:
Cash and cash equivalents	₹	8,011
Fair value of acquired trade receivables included in net assets		3,066
Gross contractual amount of acquired trade receivables		3,225
Less: Allowance for lifetime expected credit loss		(159)

Transaction costs included in general and administrative expenses	₹	230

The above purchase price allocation for Harman is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 24,765 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The pro-forma effects of acquisition of Harman for the three months and year ended March 31, 2026, on the Company’s results were not material.

b)

The Applied Value Technologies, Inc., Applied Value Technologies B.V. and Applied Value Technologies Pte Limited (“AVT”) was consummated on December 16, 2024. During the year ended March 31, 2026, the Company finalized purchase price allocation, with no material impact on goodwill.

8. Investments

	As at
	March 31, 2025		March 31, 2026
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	4,955	₹	7,336
Fixed maturity plan mutual funds		1,203		—
Financial instruments at FVTOCI
Equity instruments (1)		12,493		12,143
Financial instruments at amortized cost
Inter corporate and term deposits (3)		7,807		8,574

	₹	26,458	₹	28,053

Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	88,776	₹	79,719
Fixed maturity plan mutual funds		300		1,281
Financial instruments at FVTOCI
Non-convertible debentures		219,389		210,328
Government securities		10,651		8,948
Commercial papers		2,858		14,227
Bonds		21,138		10,385
Financial instruments at amortized cost
Inter corporate and term deposits (3)		68,362		112,792

	₹	411,474	₹	437,680

Total	₹	437,932	₹	465,733

Financial instruments at FVTPL	₹	95,234	₹	88,336
Financial instruments at FVTOCI		266,529		256,031
Financial instruments at amortized cost		76,169		121,366

(1)	Uncalled capital commitments outstanding as at March 31, 2025 and March 31, 2026, was ₹ 1,576 and ₹ 2,577, respectively.
(2)	As at March 31, 2025 and March 31, 2026, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹ 233 and ₹ Nil, respectively.
(3)

These deposits earn a fixed rate of interest. As at March 31, 2025 and March 31, 2026, term deposits include deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 953 and ₹ 961, respectively.

9. Inventories

	As at
	March 31, 2025		March 31, 2026
Stores and spare parts	₹	9	₹	3
Traded goods		685		514

	₹	694	₹	517

10. Cash and cash equivalents

	As at
	March 31, 2025		March 31, 2026
Cash and bank balances	₹	74,456	₹	96,145
Demand deposits with banks (1)		47,518		9,410

	₹	121,974	₹	105,555

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the interim condensed consolidated statement of cash flows:

	As at
	March 31, 2025		March 31, 2026
Cash and cash equivalents	₹	121,974	₹	105,555
Bank overdrafts		^		—

	₹	121,974	₹	105,555

^	Value is less than 0.5

11. Other financial assets

	As at
	March 31, 2025		March 31, 2026
Non-current
Finance lease receivables	₹	3,090	₹	3,922
Security deposits		1,318		1,812
Advance to customers		225		509
Dues from officers and employees		30		16
Other receivables		1		^

	₹	4,664	₹	6,259

Current
Finance lease receivables	₹	5,144	₹	4,189
Security deposits		1,827		2,235
Receivables from redemption of mutual funds		—		800
Interest receivables		596		357
Claims receivables		195		384
Dues from officers and employees		505		435
Advance to customers		70		494
Other receivables		111		1,351

	₹	8,448	₹	10,245

	₹	13,112	₹	16,504

^	Value is less than 0.5

12. Other assets

	As at
	March 31, 2025		March 31, 2026
Non-current
Prepaid expenses	₹	2,657	₹	4,356
Interest receivable from statutory authorities		1,148		1,062
Deferred contract cost
Costs to obtain contracts (1)		3,277		2,592
Costs to fulfil contracts (2)		378		1,000

	₹	7,460	₹	9,010

Current
Prepaid expenses	₹	16,917	₹	18,929
Balance with GST and other authorities		6,760		7,969
Advance to suppliers		2,323		2,369
Withholding taxes		542		975
Dues from officers and employees		453		415
Defined benefit plan asset, net		472		204
Deferred contract cost
Costs to obtain contracts (1)		1,407		1,903
Costs to fulfil contracts (2)		131		151
Other receivables		123		249

	₹	29,128	₹	33,164

	₹	36,588	₹	42,174

(1)

Costs to obtain contracts amortization of ₹ 356 and ₹ 706 during the three months ended March 31, 2025 and 2026 respectively, ₹ 1,333 and ₹ 2,558 during the year ended March 31, 2025 and 2026 respectively.

(2)	Costs to fulfil contracts amortization of ₹ 31 and ₹ 33 during the three months ended March 31, 2025 and 2026 respectively, ₹ 83 and ₹ 150 during the year ended March 31, 2025 and 2026 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2025		March 31, 2026
Non-current
Unsecured Notes 2026 (1)	₹	63,954	₹	—
Loans from institutions other than banks		—		1,962

	₹	63,954	₹	1,962

Current
Unsecured Notes 2026 (1)	₹	—	₹	71,052
Borrowings from banks		97,863		94,860
Bank overdrafts		^		—

	₹	97,863	₹	165,912

	₹	161,817	₹	167,874

^	Value is less than 0.5
(1)

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued U.S.$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

14. Trade payables and accrued expenses

	As at
	March 31, 2025		March 31, 2026
Non-current
Accrued expenses	₹	—	₹	4,394

	₹	—	₹	4,394

Current
Trade payables	₹	21,985	₹	22,258
Accrued expenses		66,267		72,666

	₹	88,252	₹	94,924

	₹	88,252	₹	99,318

15. Other financial liabilities

	As at
	March 31, 2025		March 31, 2026
Non-current
Liability on written put options to non-controlling interests (Refer to Note 18)	₹	4,945	₹	3,071
Contingent consideration (Refer to Note 18)		1,307		1,178
Liabilities towards customer contracts		1,026		719
Long-term incentive payable		387		376
Deferred consideration for Business combination		61		34
Rent deposit		26		12
Other liabilities (1)		41		1,353

	₹	7,793	₹	6,743

Current
Liability on written put options to non-controlling interests (Refer to Note 18)	₹	—	₹	2,628
Liabilities towards customer contracts		342		721
Capital creditors		1,255		689
Advance from customers		167		329
Rent deposit		475		477
Contingent consideration (Refer to Note 18)		557		456
Interest accrued on loans and borrowings		489		541
Deferred consideration for Business combination		295		118
Unclaimed dividend		64		177
Other liabilities (2)		234		5,221

	₹	3,878	₹	11,357

	₹	11,671	₹	18,100

(1)	Includes payable to selling shareholders
(2)	Includes liability on non-designated hedges

16. Other liabilities

	As at
	March 31, 2025		March 31, 2026
Non-current
Statutory and other liabilities	₹	12,757	₹	17,877
Employee benefits obligations		4,362		5,165

	₹	17,119	₹	23,042

Current
Employee benefits obligations	₹	16,001	₹	17,967
Statutory and other liabilities		14,295		16,012
Advance from customers		790		822

	₹	31,086	₹	34,801

	₹	48,205	₹	57,843

17. Provisions

	As at
	March 31, 2025		March 31, 2026
Non-current
Provision for onerous contracts	₹	294	₹	224

	₹	294	₹	224

Current
Provision for onerous contracts	₹	1,288	₹	1,184
Provision for warranty		207		214
Others		142		98

	₹	1,637	₹	1,496

	₹	1,931	₹	1,720

18. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2025 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	—	₹	—	₹	—	₹	121,974	₹	121,974
Investments (Refer to Note 8)
Equity Instruments		4,955		—		12,493		—		17,448
Fixed maturity plan mutual funds		1,503		—		—		—		1,503
Short-term mutual funds		88,776		—		—		—		88,776
Non-convertible debentures		—		219,389		—		—		219,389
Government securities		—		10,651		—		—		10,651
Commercial papers		—		2,858		—		—		2,858
Bonds		—		21,138		—		—		21,138
Inter corporate and term deposits		—		—		—		76,169		76,169
Other financial assets
Trade receivables		—		—		—		118,044		118,044
Unbilled receivables		—		—		—		64,280		64,280
Other financial assets (Refer to Note 11)		—		—		—		13,112		13,112
Derivative assets (Refer to Note 18)		1,105		—		715		—		1,820

	₹	96,339	₹	254,036	₹	13,208	₹	393,579	₹	757,162

Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	—	₹	—	₹	—	₹	88,252	₹	88,252
Other financial liabilities (Refer to Note 15)		1,864		—		—		9,807		11,671
Loans, borrowings and bank overdrafts (Refer to Note 13)		—		—		—		161,817		161,817
Lease liabilities		—		—		—		30,218		30,218
Derivative liabilities (Refer to Note 18)		75		—		893		—		968

	₹	1,939	₹	—	₹	893	₹	290,094	₹	292,926

The carrying value of financial instruments by categories as at March 31, 2026 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	—	₹	—	₹	—	₹	105,555	₹	105,555
Investments (Refer to Note 8)
Equity Instruments		7,336		—		12,143		—		19,479
Fixed maturity plan mutual funds		1,281		—		—		—		1,281
Short-term mutual funds		79,719		—		—		—		79,719
Non-convertible debentures		—		210,328		—		—		210,328
Government securities		—		8,948		—		—		8,948
Commercial papers		—		14,227		—		—		14,227
Bonds		—		10,385		—		—		10,385
Inter corporate and term deposits		—		—		—		121,366		121,366
Other financial assets
Trade receivables		—		—		—		136,250		136,250
Unbilled receivables		—		—		—		84,256		84,256
Other financial assets (Refer to Note 11)		—		—		—		16,504		16,504
Derivative assets (Refer to Note 18)		295		—		593		—		888

	₹	88,631	₹	243,888	₹	12,736	₹	463,931	₹	809,186

Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	—	₹	—	₹	—	₹	99,318	₹	99,318
Other financial liabilities (Refer to Note 15)		1,634		—		—		16,466		18,100
Loans, borrowings and bank overdrafts (Refer to Note 13)		—		—		—		167,874		167,874
Lease liabilities		—		—		—		35,036		35,036
Derivative liabilities (Refer to Note 18)		1,453		—		9,525		—		10,978

	₹	3,087	₹	—	₹	9,525	₹	318,694	₹	331,306

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2025 and March 31, 2026, the carrying value of such financial assets, net of allowances, and liabilities, approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of March 31, 2026 was 4.48%.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2025 and March 31, 2026.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2025								March 31, 2026
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	715	₹	—	₹	715	₹	—	₹	593	₹	—	₹	593	₹	—
Others		1,105		—		1,105		—		295		—		295		—
Investments:
Short-term mutual funds		88,776		88,776		—		—		79,719		79,719		—		—
Fixed maturity plan mutual funds		1,503		—		1,503		—		1,281		—		1,281		—
Equity instruments		17,448		57		—		17,391		19,479		36		—		19,443
Non-convertible debentures, government securities, commercial papers and bonds		254,036		10,550		243,486		—		243,888		8,854		235,034		—

Liabilities
Derivative instruments:
Cash flow hedges	₹	(893)	₹	—	₹	(893)	₹	—	₹	(9,525)	₹	—	₹	(9,525)	₹	—
Others		(75)		—		(75)		—		(1,453)		—		(1,453)		—
Liability on written put options to non-controlling interests		(4,945)		—		—		(4,945)		(5,699)		—		—		(5,699)
Contingent consideration		(1,864)		—		—		(1,864)		(1,634)		—		—		(1,634)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2026, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.
Investment in non-convertible debentures, government securities, commercial papers and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.
Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.
Contingent consideration and liability on written put options to non-controlling interests	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2025 and March 31, 2026:

	As at
Investment in equity instruments	March 31, 2025		March 31, 2026
Balance at the beginning of the year	₹	20,126	₹	17,391
Additions		1,925		2,038
Disposals (1) (2)		(1,828)		(1,199)
Gain/(loss) recognized in consolidated statement of income		321		768
Gain/(loss) recognized in other comprehensive income		(3,609)		(1,431)
Translation adjustment		456		1,876

Balance at the end of the year	₹	17,391	₹	19,443

(1)

During the year ended March 31, 2025, as a result of an acquistion by another investors, the Company sold its shares of equity instruments in six companies at a fair value of ₹ 1,281 and recognized a cumulative loss of ₹ 175 in other comprehensive income and cumulative gain of ₹ 152 in consolidated statement of income.

(2)

During the year ended March 31, 2026, as a result of an acquistion by another investors, the Company sold its shares of equity instruments in three companies at a fair value of ₹ 585 and recognised a cumulative gain of ₹ 389 in other comprehensive income and cumulative loss of ₹ 138 in consolidated statement of income.

	As at
Contingent consideration	March 31, 2025		March 31, 2026
Balance at the beginning of the year	₹	(429)	₹	(1,864)
(Addition)/Reversals (1)		169		(49)
Addition through Business combination		(1,537)		—
Payouts		—		648
Finance expense recognized in consolidated statement of income		(47)		(195)
Translation adjustment		(20)		(174)

Balance at the end of the year	₹	(1,864)	₹	(1,634)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

	As at
Liability on written put options to non-controlling interests	March 31, 2025		March 31, 2026
Balance at the beginning of the year	₹	(4,303)	₹	(4,945)
Finance expense recognized in consolidated statement of income		(530)		(585)
Changes in fair value of written put options		—		385
Translation adjustment		(112)		(554)

Balance at the end of the year	₹	(4,945)	₹	(5,699)

Derivative assets and liabilities

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Year ended March 31,
	2025		2026
Balance as at the beginning of the year	₹	773	₹	(275)
Changes in fair value of effective portion of derivatives		(1,185)		(13,440)
Deferred cancellation gain/(loss), net		(91)		(1,174)
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		203		5,163
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		25		—
Translation gain		—		7

Gain/(loss) on cash flow hedging derivatives, net	₹	(1,048)	₹	(9,444)

Balance as at the end of the year	₹	(275)	₹	(9,719)
Deferred tax asset/(liability) thereon		65		2,320

Balance as at the end of the year, net of deferred taxes	₹	(210)	₹	(7,399)

(1)

Includes net (gain)/loss reclassified to revenue of ₹ 394 and ₹ 6,093 for the year ended March 31, 2025, and 2026, respectively; net (gain)/loss reclassified to cost of revenues of ₹ (51) and ₹ (877) for the year ended March 31, 2025, and 2026, respectively; net (gain)/loss reclassified to finance expenses of ₹ (213) and ₹ (53) for the year ended March 31, 2025, and 2026, respectively and net (gain)/loss reclassified to finance and other income of ₹ 73 and ₹ Nil for the year ended March 31, 2025, and 2026, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2026 are expected to occur and be reclassified to the statement of income over a period of 12 months.

As at March 31, 2025 and 2026, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

19. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Year ended March 31,
	2025		2026
Balance at the beginning of the year	₹	47,261	₹	54,500
Translation difference related to foreign operations, net		7,294		46,377
Transfer of shares pertaining to Non-controlling interests of subsidiary		(14)		—
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income		(41)		—
Others		—		(5)

Balance at the end of the year	₹	54,500	₹	100,872

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		289		963		(3,476)		—		—
Bonus issue of equity shares (Refer to Note 30)		—		—		—		(1,661)		—
Transfer of shares pertaining to Non-controlling interests of subsidiary		(8)		—		—		—		—
Transfer to Retained earnings (1)		(130)		—		(5,624)		—		—
As at March 31, 2025	₹	(135)	₹	2,360	₹	1,220	₹	—	₹	(4,238)
As at April 1, 2025	₹	(135)	₹	2,360	₹	1,220	₹	—	₹	(4,238)
Other comprehensive income		152		(2,094)		(1,448)		—		—
As at March 31, 2026	₹	17	₹	266	₹	(228)	₹	—	₹	(4,238)

(1)

Towards transfer of cumulative realized (gain)/loss on disposal of investments in equity instruments designated as FVTOCI and towards transfer of cumulative (gain)/loss on remeasurement of defined benefit plans to retained earnings.

20. Income taxes

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
Income tax expense as per the consolidated statement of income	₹	11,549	₹	11,460	₹	42,777	₹	40,767
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		80		(266)		83		(323)
Gains/(losses) on cash flow hedging derivatives		372		(1,306)		(260)		(2,257)
Remeasurements of the defined benefit plans		(26)		99		49		10

	₹	11,975	₹	9,987	₹	42,649	₹	38,197

Income tax expense consists of the following:

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
Current tax expense	₹	13,056	₹	13,001	₹	45,405	₹	42,665
Deferred tax expense/(reversal)		(1,507)		(1,541)		(2,628)		(1,898)

	₹	11,549	₹	11,460	₹	42,777	₹	40,767

Income tax expenses are net of provision recorded/(reversal) of taxes pertaining to earlier periods, amounting to ₹ (689) and ₹ (404) for the three months ended March 31, 2025 and 2026, and ₹ (2,306) and ₹ (4,177) for the year ended March 31, 2025 and 2026, respectively.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the three months and year ended March 31, 2026. In line with amended IAS 12, the Company has not recognized deferred taxes related to Pillar Two income taxes and accordingly has applied the mandatory exception as per the said standard.

21. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 28 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended March 31, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	73,648	₹	68,517	₹	58,492	₹	23,572	₹	224,229	₹	—	₹	224,229
Sale of products		—		—		—		—		—		813		813

	₹	73,648	₹	68,517	₹	58,492	₹	23,572	₹	224,229	₹	813	₹	225,042

B. Revenue by sector
Banking, Financial Services and Insurance	₹	264	₹	44,173	₹	22,338	₹	9,840	₹	76,615
Health		28,291		129		3,124		807		32,351
Consumer		26,398		1,079		11,151		3,803		42,431
Technology and Communications		17,585		5,740		7,662		3,164		34,151
Energy, Manufacturing and Resources		1,110		17,396		14,217		5,958		38,681

	₹	73,648	₹	68,517	₹	58,492	₹	23,572	₹	224,229	₹	813	₹	225,042

C. Revenue by nature of contract
Fixed price and volume based	₹	37,012	₹	34,002	₹	34,244	₹	14,667	₹	119,925	₹	—	₹	119,925
Time and materials		36,636		34,515		24,248		8,905		104,304		—		104,304
Products		—		—		—		—		—		813		813

	₹	73,648	₹	68,517	₹	58,492	₹	23,572	₹	224,229	₹	813	₹	225,042

Information on disaggregation of revenues for the three months ended March 31, 2026 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	79,751	₹	67,193	₹	65,321	₹	27,577	₹	239,842	₹	—	₹	239,842
Sale of products		—		—		—		—		—		2,521		2,521

	₹	79,751	₹	67,193	₹	65,321	₹	27,577	₹	239,842	₹	2,521	₹	242,363

B. Revenue by sector
Banking, Financial Services and Insurance	₹	175	₹	41,824	₹	27,217	₹	12,626	₹	81,842
Health		29,497		436		3,388		797		34,118
Consumer		27,982		839		11,944		3,550		44,315
Technology and Communications		20,240		5,713		9,699		4,401		40,053
Energy, Manufacturing and Resources		1,857		18,381		13,073		6,203		39,514

	₹	79,751	₹	67,193	₹	65,321	₹	27,577	₹	239,842	₹	2,521	₹	242,363

C. Revenue by nature of contract
Fixed price and volume based	₹	40,265	₹	31,836	₹	37,245	₹	16,566	₹	125,912	₹	—	₹	125,912
Time and materials		39,486		35,357		28,076		11,011		113,930		—		113,930
Products		—		—		—		—		—		2,521		2,521

	₹	79,751	₹	67,193	₹	65,321	₹	27,577	₹	239,842	₹	2,521	₹	242,363

Information on disaggregation of revenues for the year ended March 31, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	—	₹	888,192
Sale of products		—		—		—		—		—		2,692		2,692

	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,240	₹	172,817	₹	91,965	₹	38,231	₹	304,253
Health		108,305		236		13,982		3,272		125,795
Consumer		103,875		6,659		43,435		15,344		169,313
Technology and Communications		64,907		24,255		31,804		14,933		135,899
Energy, Manufacturing and Resources		3,479		67,998		59,001		22,454		152,932

	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884

C. Revenue by nature of contract
Fixed price and volume based	₹	144,904	₹	137,385	₹	142,241	₹	56,390	₹	480,920	₹	—	₹	480,920
Time and material		136,902		134,580		97,946		37,844		407,272		—		407,272
Products		—		—		—		—		—		2,692		2,692

	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884

Information on disaggregation of revenues for the year ended March 31, 2026 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	305,036	₹	268,532	₹	243,645	₹	102,087	₹	919,300	₹	—	₹	919,300
Sale of products		—		—		—		—		—		6,940		6,940

	₹	305,036	₹	268,532	₹	243,645	₹	102,087	₹	919,300	₹	6,940	₹	926,240

B. Revenue by sector
Banking, Financial Services and Insurance	₹	842	₹	170,299	₹	96,587	₹	46,283	₹	314,011
Health		116,104		1,408		12,944		3,392		133,848
Consumer		107,075		3,772		44,537		13,586		168,970
Technology and Communications		74,591		22,195		35,329		14,438		146,553
Energy, Manufacturing and Resources		6,424		70,858		54,248		24,388		155,918

	₹	305,036	₹	268,532	₹	243,645	₹	102,087	₹	919,300	₹	6,940	₹	926,240

C. Revenue by nature of contract
Fixed price and volume based	₹	153,658	₹	126,105	₹	139,795	₹	62,210	₹	481,768	₹	—	₹	481,768
Time and materials		151,378		142,427		103,850		39,877		437,532		—		437,532
Products		—		—		—		—		—		6,940		6,940

	₹	305,036	₹	268,532	₹	243,645	₹	102,087	₹	919,300	₹	6,940	₹	926,240

22. Expenses by nature

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
Employee compensation (1)	₹	133,454	₹	143,408	₹	533,477	₹	555,855
Sub-contracting and technical fees		24,896		27,925		100,148		107,668
Cost of hardware and software		841		1,916		3,170		5,934
Travel		3,158		3,702		14,095		13,882
Facility expenses		4,113		4,082		16,067		15,886
Software license expense for internal use		4,951		5,805		19,338		21,720
Depreciation, amortization and impairment (2)		7,217		7,285		29,579		29,107
Communication		899		895		3,842		3,414
Legal and professional fees		3,133		2,661		11,270		10,199
Rates, taxes and insurance		1,690		1,706		5,804		5,858
Marketing and brand building		917		923		3,591		3,480
Lifetime expected credit loss/(write-back)		365		(144)		324		2,838
(Gain)/loss on sale of property, plant and equipment, net (3)		160		170		(606)		(393)
Miscellaneous expenses (4)		385		391		(454)		1,394

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	186,179	₹	200,725	₹	739,645	₹	776,842

(1)

Employee compensation includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) for the three months ended March 31, 2026 and ₹ 2,756 for the year ended March 31, 2026.

(2)

Depreciation, amortization and impairment includes an impairment charge on intangible assets amounting to ₹ Nil for the three months ended March 31, 2025 and 2026, and ₹ 1,155 and ₹ 851 for the year ended March 31, 2025 and 2026, respectively (Refer to Note 6).

(3)

(Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2025 and 2026, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885) and gain on transfer of building of ₹ (405), respectively.

(4)	Miscellaneous expenses are net of insurance claim received of ₹ 1,805 during the year ended March 31, 2025.

23. Finance expenses

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
Interest on loans, borrowings and bank overdrafts	₹	1,790	₹	1,168	₹	7,124	₹	5,368
Interest on lease liabilities		442		518		1,593		1,956
Interest on liability on written put options to non-controlling interests		134		158		530		585
Other finance expenses (1)		1,401		1,857		5,523		6,668

	₹	3,767	₹	3,701	₹	14,770	₹	14,577

(1)	Includes gain on remeasurement of written put options amounting to ₹ 385 for the three months and year ended March 31, 2026.

24. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
Interest income	₹	7,529	₹	7,186	₹	27,210	₹	28,367
Dividend income from equity investments designated as FVTOCI		2,298		1		2,299		3
Net gain from investments classified as FVTPL		1,992		1,198		8,765		7,763
Net gain from investments classified as FVTOCI		—		2		(72)		358

Finance and other income	₹	11,819	₹	8,387	₹	38,202	₹	36,491

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	505	₹	(3,432)	₹	(398)	₹	(5,867)
Other foreign exchange gains/(losses), net		(281)		3,757		430		7,720

Foreign exchange gains/(losses), net	₹	224	₹	325	₹	32	₹	1,853

25. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
Profit attributable to equity holders of the Company	₹	35,696	₹	35,018	₹	131,354	₹	131,974
Weighted average number of equity shares outstanding		10,462,328,534		10,479,105,556		10,456,741,552		10,476,247,846

Basic earnings per equity share	₹	3.41	₹	3.34	₹	12.56	₹	12.60

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the period). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
Profit attributable to equity holders of the Company	₹	35,696	₹	35,018	₹	131,354	₹	131,974
Weighted average number of equity shares outstanding		10,462,328,534		10,479,105,556		10,456,741,552		10,476,247,846
Effect of dilutive equivalent share options		28,387,685		25,770,045		32,197,840		27,175,090

Weighted average number of equity shares for diluted earnings per equity share		10,490,716,219		10,504,875,601		10,488,939,392		10,503,422,936

Diluted earnings per equity share	₹	3.39	₹	3.33	₹	12.52	₹	12.56

26. Employee compensation

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
Salaries and bonus	₹	126,715	₹	135,513	₹	507,629	₹	525,825
Employee benefits plans		5,544		6,495		20,306		25,565
Share-based compensation (1)		1,195		1,400		5,542		4,465

	₹	133,454	₹	143,408	₹	533,477	₹	555,855

(1)	Includes ₹ (1) and ₹ Nil for the three months ended March 31, 2025 and 2026, respectively and ₹ (9) and ₹ Nil for the year ended March 31, 2025 and 2026, respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
Cost of revenues	₹	114,271	₹	125,801	₹	452,800	₹	480,122
Selling and marketing expenses		11,226		9,861		47,788		43,060
General and administrative expenses		7,957		7,746		32,889		32,673

	₹	133,454	₹	143,408	₹	533,477	₹	555,855

The Company has granted below options under RSU and ADS option plan:

	Three months ended March 31,		Year ended March 31,
	2025	2026	2025	2026
Restricted Stock Units (RSU)	67,433	10,664	3,498,476	6,743,031
ADS RSU	1,237,058	1,366,702	9,707,235	14,834,924
Performance based stock options (RSUs)	—	—	2,014,993	3,874,099
Performance based stock options (ADS)	—	—	5,323,067	8,424,826

Numbers in above table for three months and year ended March 31, 2025 are not given effect of bonus shares issued during the year ended March 31, 2025.

During the three months and year ended March 31, 2026, RSU and ADS grants were issued under the Wipro Limited Employee Stock Options, Performance Stock Unit and Restricted Stock Unit Scheme 2024. Performance based stock options will vest based on the performance parameters of the Company.

27. Commitments and contingencies

Capital commitments: As at March 31, 2025 and 2026 the Company had committed to spend approximately ₹ 8,719 and ₹ 9,416 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2025 and 2026, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 13,110 and ₹ 13,358 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments in India are completed for the years up to March 31, 2022. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 99,431 and ₹ 104,613 are not acknowledged as debt as at March 31, 2025 and 2026, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 19,292 and ₹ 20,733 as of March 31, 2025, and 2026, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

28. Segment information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2025 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	73,721	₹	68,582	₹	58,552	₹	23,598	₹	224,453	₹	813	₹	—	₹	225,266
Segment result		16,195		15,513		8,140		3,672		43,520		28		(211)		43,337
Unallocated										(4,250)						(4,250)

Segment result total									₹	39,270	₹	28	₹	(211)	₹	39,087
Finance expenses																(3,767)
Finance and other income																11,819
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																291

Profit before tax															₹	47,430
Income tax expense																(11,549)

Profit for the period															₹	35,881

Depreciation, amortization and impairment															₹	7,217

Information on reportable segments for the three months ended March 31, 2026 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	79,844	₹	67,288	₹	65,412	₹	27,623	₹	240,167	₹	2,521	₹	—	₹	242,688
Segment result		16,058		12,181		10,092		5,085		43,416		211		235		43,862
Unallocated										(1,899)		—		—		(1,899)

Segment result total									₹	41,517	₹	211	₹	235	₹	41,963
Finance expenses																(3,701)
Finance and other income																8,387
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																27

Profit before tax															₹	46,676
Income tax expense																(11,460)

Profit for the period															₹	35,216

Depreciation, amortization and impairment															₹	7,285

Information on reportable segments for the year ended March 31, 2025 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	281,824	₹	271,972	₹	240,077	₹	94,351	₹	888,224	₹	2,692	₹	—	₹	890,916
Segment result		58,186		61,326		29,434		12,850		161,796		(173)		(195)		161,428
Unallocated										(10,157)		—		—		(10,157)

Segment result total									₹	151,639	₹	(173)	₹	(195)	₹	151,271
Finance expense																(14,770)
Finance and other income																38,202
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																254

Profit before tax															₹	174,957
Income tax expense																(42,777)

Profit for the year															₹	132,180

Depreciation, amortization and impairment																29,579

Information on reportable segments for the year ended March 31, 2026 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	305,571	₹	269,077	₹	244,165	₹	102,340	₹	921,153	₹	6,940	₹	—	₹	928,093
Segment result		62,896		53,138		31,083		14,955		162,072		559		(7,954)		154,677
Unallocated										(3,426)		—		—		(3,426)

Segment result total									₹	158,646	₹	559	₹	(7,954)	₹	151,251
Finance expense																(14,577)
Finance and other income																36,491
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																257

Profit before tax															₹	173,422
Income tax expense																(40,767)

Profit for the year															₹	132,655

Depreciation, amortization and impairment															₹	29,107

Revenues from India, being Company’s country of domicile, is ₹ 5,271 and ₹ 6,925 for the three months ended March 31, 2025, and 2026, respectively and ₹ 20,699 and ₹ 23,446 for the year ended March 31, 2025, and 2026, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended March 31,				Year ended March 31,
	2025		2026		2025		2026
United States of America	₹	136,385	₹	141,866	₹	529,943	₹	553,186
United Kingdom		22,954		26,674		95,241		97,041

	₹	159,339	₹	168,540	₹	625,184	₹	650,227

No customer individually accounted for more than 10% of the revenues during the three months and year ended March 31, 2025 and 2026.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

d)	Restructuring cost of ₹ Nil and ₹ 5,139 for the year ended March 31, 2025 and 2026, respectively is included under Reconciling items.
e)

Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) for the three months ended March 31, 2026 and ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.

f)	“Unallocated” within IT Services segment includes:

	Three months ended March 31,					Year ended March 31,
	2025		2026			2025		2026
Amortization and impairment expenses on intangible assets (Refer to Note 6)	₹	1,631	₹	1,840		₹	7,909	₹	7,787
Change in fair value of contingent consideration (Refer to Note 18)		(2)			^		(169)		49

^	Value is less than 0.5

g)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 1,195 and ₹ 1,400 for the three months ended March 31, 2025 and 2026, respectively and ₹ 5,542 and ₹ 4,465 for the year ended March 31, 2025 and 2026, respectively.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 160 and ₹ 170 for the three months ended March 31, 2025 and 2026, respectively and ₹ (606) and ₹ (393) for the year ended March 31, 2025 and 2026, respectively.

29. List of subsidiaries, associate and joint venture as at March 31, 2026 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K.	100.00%
			Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE(2)		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%

Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company Italy Srl	Italy	100.00%
	Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
	The Capital Markets Company BV(1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing Services Limited		U.K.	100.00%
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%
Wipro Information Technology Netherlands BV.		Netherlands	100.00%
	Wipro Gulf LLC	Sultanate of Oman	0.02%
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
	Wipro do Brasil Technologia Ltda(1)	Brazil	99.44%
	Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
	Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
	Wipro Portugal S.A.(1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd(1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
	Wipro Technologies Nigeria Limited	Nigeria	99.84%

	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited(3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC(8)		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc.(1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated(1)	USA	100.00%
		Wipro NextGen Enterprise Inc.(1)	USA	100.00%
		Rizing Intermediate Holdings, Inc.(1)	USA	100.00%
		Wipro Appirio, Inc.(1)	USA	100.00%
		Wipro Designit Services, Inc.(1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC(10)	USA	100.00%
		The Capital Markets Company, LLC(1)(7)	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.	Wipro Life Science Solutions, LLC		USA	100.00%
			USA	100.00%
Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.)(4)(5)	Wipro Connected Services Mauritius Pvt Ltd (Formerly known as Harman Connected Services Mauritius Pvt Ltd)	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)	USA	100.00%
			Mauritius	100.00%
			India	98.40%

	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)		USA	100.00%
	Wipro Connected Services UK Limited (Formerly known as Harman Connected Services UK Limited)		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%
		Harman Connected Services AB(1)	Sweden	100.00%

The Wipro SA Broad Based Ownership Scheme Trust

	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.
(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.
(4)

The Company, through its subsidiaries, has acquired 100% shareholding in Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) and its subsidiaries, effective December 1, 2025.

(5)	Wipro Digital Inc., a wholly owned subsidiary, has merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.), a step-down subsidiary, effective December 1, 2025.
(6)	Cardinal US Holdings, Inc transferred its entire ownership in Capco Consulting Services LLC to The Capital Markets Company, LLC effective March 30, 2026.
(7)	Capco RISC Consulting LLC merged with The Capital Markets Company, LLC effective March 30, 2026.
(8)	Cardinal US Holdings, Inc. merged with Wipro IT Services, LLC effective March 31, 2026.
(9)	Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.) merged with Rizing LLC effective March 31, 2026.
(10)	Wipro Business Services LLC has been incorporated as a step down subsidiary of the Company with effect from January 20, 2026, which is 100% held by Wipro, LLC.
(1)

Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC	Capco Consulting Services LLC(6)		USA	100.00%
			USA
HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA	100.00%
			USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.	LeanSwift AB		USA	100.00%
			Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V.(11)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC(9)		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Pte Ltd.(11)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%

	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.		Wipro Appirio UK Limited	USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
			U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.	Wipro Designit Services Limited		USA	100.00%
			Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH(11)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Harman Connected Services AB	Harman Connected Services Solutions (Chengdu) Co. Ltd.		Sweden	100.00%
			China

(11)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH	Wipro Technology Solutions S.R.L		Germany	100.00%
			Romania

As at March 31, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The	list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

30.	Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e.1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

31.

On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with IAS 19 – Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Company has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Code has resulted in a net increase of ₹ 2,756 in the provision for gratuity and remeasurement of leave encashment, which has been recognized as employee benefit expense in the current year. The Company continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

32.	During the year ended March 31, 2026, the Company paid an interim dividend of ₹ 11 per equity share (₹ 5 declared on July 17, 2025 and ₹ 6 declared on January 16, 2026).

33.	Events after the reporting period

a)

On April 5, 2026, the Company signed a definitive agreement to acquire Mindsprint, Olam Group’s IT services arm, a provider of technology and digital transformation services for a total consideration of USD 375 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded by quarter ending June 30, 2026.

b)

On April 14, 2026, the Company signed a definitive agreement to acquire select customer contracts of Alpha Net Consulting, a provider of enterprise software development, data engineering, and managed services for a total consideration (including earnouts) of USD 70.8 million. The acquisition is subject to customary closing conditions and is expected to be concluded by quarter ending June 30, 2026.

c)

On April 16, 2026, the Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder.

As per our report of even date attached    For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W -100018	(DIN: 02983899)	(DIN:00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer	M. Sanaulla Khan
Partner Membership No. 110815	Chief Financial Officer	Company Secretary Membership No.: F4129

Bengaluru April 16, 2026